July 22, 2010

VIA EDGAR SUBMISSION AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Max A. Webb
                   Sonia Bednarowski

RE:	SunOpta Inc.
Form 10-K for the Period Ended December 31, 2009
Filed March 11, 2010
Schedule 14A
Filed April 29, 2010
File Number: 001-34198

Dear Ladies and Gentlemen:

This letter is the response of SunOpta Inc. (the “Company”) to the comments contained in the letter to Mr. Steven R. Bromley, dated July 8, 2010, from the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), regarding the above referenced Form 10-K and Schedule 14A. For convenience, the Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, page 96

Executive Officers, page 96

1.

We note that you do not disclose the age of Tony Tavares, Eric Davis, or John Dietrich. Please confirm that in future filings you will disclose the age of each executive officer. Refer to Item 401(b) of Regulation S-K.

In future filings the Company will disclose the age of each executive officer, including Mr. Tavares, Mr. Davis and Mr. Dietrich, in accordance with Item 401(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Program, page 13

2.

We note that on page 13 you disclose that you regularly assess, with the assistance of outside independent compensation consultants, the competitiveness of your total compensation programs. You disclose that the data for the external comparisons are drawn from a the number of sources, including the publicly available disclosures of selected comparable firms with similar products and national compensation surveys of companies of similar size or industry. Please advise as to whether benchmarking is material to your compensation policies and decisions. If so, please confirm that in future filings you will list the companies to which you benchmark and disclose the degree to which the Compensation Committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Although the Company reviews the publicly available compensation disclosures of selected comparable companies including those in the natural, organic and specialty foods and natural health foods sectors when making its own annual compensation decisions, the Company currently has no policy for setting its own compensation levels based on or as compared to the compensation practices of such selected comparable companies. Accordingly, the Company does not believe that benchmarking is currently material to the Company’s compensation policies and decisions. However, the Company is currently considering increased reliance on benchmarking when setting its compensation policies and decisions for future years. In an effort to improve the Company’s disclosure, regardless of whether the Company determines to increase its reliance on benchmarking for compensation decisions, the Company will list in future filings the names of any selected comparable companies reviewed by the Company in a given year in connection with setting its own compensation decisions for such year, and will disclose the degree to which the Company’s Compensation Committee considers such companies comparable to the Company.

Short Term Incentives, page 13

3.

We note that executives and management are eligible to receive an annual bonus based on performance targets. Please confirm that in future filings you will disclose the pre- determined performance targets that must be achieved in order for your executive officers to earn incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers of how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

In future filings, the Company will disclose the pre-determined performance targets that needed to be achieved in order for the Company’s named executive officers to earn incentive compensation.

Summary Compensation Table, page 15

4.

Please confirm that in future filings you will disclose all assumptions made in the valuation of option awards reported in the Summary Compensation Table, either in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

In future filings the Company will include the specific assumptions made in the valuation of options awards reported in the Summary Compensation Table, either in a footnote or by reference in a footnote to a discussion of those assumptions in a specific part of the Company’s financial statements, footnotes to the financial statements or discussion in the MD&A.

5.

We note that you report the target bonus entitlement for 2009 in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column of your Grants of Plan-Based Awards Table on page 16 and that you disclose that short-term incentives for executives and management are provided through annual bonus plans based on actual performance of criteria compared to pre-set targets on page 13. Please advise as to why you have reported the compensation earned pursuant to your annual bonus plans in the Bonus column of your Summary Compensation Table and not in the Non-Equity Incentive Plan Compensation column. As defined in Item 402(a)(6)(iii) of Regulation S-K, an incentive plan is a plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure.

The Company now understands that its annual bonus plans likely constitute “non-equity incentive plans” under Item 402(a)(6)(iii) of Regulation S-K. Accordingly, in future filings, the Company will disclose awards made under such plans in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table rather than in the “Bonus” column. In addition, in future filings, to the extent applicable, the Company will disclose in the “Grants of Plan-Based Awards” table the estimated possible threshold, target and maximum payouts with respect to such non-equity incentive plan awards for the applicable fiscal year.

6.

We note that in footnote 4 to your Summary Compensation Table, you disclose that director fees are included in the All Other Compensation column of the table. Please confirm that in future filings you will identify and itemize the compensation amounts received by each named executive officer for his or her services as a director in a footnote to the Summary Compensation Table. Refer to Instruction (3) to Item 402(c) of Regulation S-K.

In future filings, the Company will identify and itemize in a footnote to the Summary Compensation Table the compensation amounts received by each named executive officer for his or her services as a director, in accordance with Instruction (3) to Item 402(c) of Regulation S-K.

7.

We note that you have added the column “Auto” to the Summary Compensation Table. Please confirm that the information provided in your “Auto” column will be reported in the All Other Compensation column of your Summary Compensation Table. Refer to Item 402(c)(ix) of Regulation S-K.

In future filings, the Company will report the Company’s automobile costs for named executive officers in the “All Other Compensation” column of the Summary Compensation Table, in accordance with Item 402(c)(ix) of Regulation S-K.

Grants of Plan-based Awards During 2009, page 16

8.

Please advise as to the discrepancy in the amount you report as a target bonus entitlement for 2009 in your Grants of Plan-Based Award Table for Allan Routh on page 16 and the amount reported in the narrative to Mr. Routh’s 2009 compensation on the same page. You disclose $102,000 in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column of the table and explain in the narrative that Mr. Routh received a cash bonus for fiscal 2009 of $61,200 payable in 2010.

Mr. Routh’s target bonus for 2009 was $102,000 under the Company’s annual bonus plan, which would have been payable for fiscal 2009 had Mr. Routh achieved 100% of his designated bonus target, as reflected in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column in the “Grants of Plan-Based Awards” table. Mr. Routh was paid $61,200 in 2010 based on the amount he actually earned under the Company’s 2009 annual bonus plan. The Company notes Instruction (1) to Item 402(c)(2)(vii) and, in future filings, the Company will report with respect to each fiscal year covered by the Summary Compensation Table the non-equity incentive plan awards earned for such year, even if such awards are not payable until a later date.

Interest of Management and Others in Material Transactions, page 19

9.

We note that you state that “no insider (as such term is defined in the Securities Act (Ontario)) or any associate or affiliate of the foregoing has any interest, direct or indirect in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries” with the exception of the transaction you list on page 19. Please confirm that the definition of the term “insider” as defined in the Ontario Securities Act is the same as the definition for the term related person in the Instructions to Item 404(a) of Regulation S-K.

The term “insider” as defined in the Securities Act (Ontario) and the term “related person” as defined in Item 404(a) of Regulation S-K are substantially similar. The Company will revise future filings to clarify that the disclosure under the heading “Interest of Management and Others in Material Transactions” applies to both “insiders” (as defined in the Securities Act (Ontario)) and “related persons” (as defined in Item 404(a) of Regulation S-K.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. The Company hereby acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the opportunity to enhance its public disclosures. Please address any questions or comments you may have about the foregoing responses to me at SunOpta Inc., 2838 Bovaird Drive West, Brampton, Ontario, Canada, L7A 0H2, Tel: (905) 455-1990, Fax: (905) 455-2529.

Very truly yours,

/s/ John Dietrich
Vice President, Corporate Development
and Secretary

cc:  Reed W. Topham, Stoel Rives LLP
       Benjamin W. Bates, Stoel Rives LLP